   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 30, 1999


                                                      REGISTRATION NO. 333-89055
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-6

                       ---------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                       ---------------------------------

A. EXACT NAME OF TRUST:


                       EQUITY INVESTOR FUND SELECT SERIES
          STANDARD & POOR'S INDUSTRY TURNAROUND PORTFOLIO 1999 SERIES
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITORS:

           MERRILL LYNCH, PIERCE, FENNER & SALOMON SMITH INCORPORATED
                           SALOMON SMITH BARNEY INC.
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

                     MERRILL LYNCH, PIERCE, FENNER & SMITH
                                  INCORPORATED
                              DEFINED ASSET FUNDS
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051


PAINEWEBBER INCORPORATED SALOMON SMITH BARNEY INC.DEAN WITTER REYNOLDS INC.
   1285 AVENUE OF THE      388 GREENWICH STREET        TWO WORLD TRADE
        AMERICAS                23RD FLOOR           CENTER--59TH FLOOR
   NEW YORK, NY 10019       NEW YORK, NY 10013       NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

                              TERESA KONCICK, ESQ.
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051



    ROBERT E. HOLLEY         MICHAEL KOCHMANN        DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE        388 GREENWICH ST.    DEAN WITTER REYNOLDS INC.
        AMERICAS            NEW YORK, NY 10013         TWO WORLD TRADE
   NEW YORK, NY 10019                                CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048




                                COPIES TO:
                          PIERRE DE SAINT PHALLE,
                                   ESQ.
                           450 LEXINGTON AVENUE
                            NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the registration statement.


/ x / Check box if it is proposed that this Registration Statement shall become effective upon filing on November 30, 1999 pursuant to Rule 487.


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
                               DEFINED ASSET FUNDSSM
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--------------------------------------------------------------------------------



                              EQUITY INVESTOR FUND
                              SELECT SERIES STANDARD & POOR'S
                              INDUSTRY TURNAROUND PORTFOLIO
                              1999 SERIES
                              (A UNIT INVESTMENT TRUST)
                              O  TOTAL RETURN FROM:
                              --   CAPITAL APPRECIATION
                              --   CURRENT DIVIDEND INCOME
                              O  OPTIONAL REINVESTMENT OF CASH DISTRIBUTIONS



SPONSORS:                      -------------------------------------------------
Merrill Lynch,                 The Securities and Exchange Commission has not
Pierce, Fenner & Smith         approved or disapproved these Securities or
Incorporated                   passed upon the adequacy of this prospectus. Any
Salomon Smith Barney Inc.      representation to the contrary is a criminal
PaineWebber Incorporated       offense.
Dean Witter Reynolds Inc.      Prospectus dated November 30, 1999.

--------------------------------------------------------------------------------


Defined Asset FundsSM
DEFINED ASSET FUNDSSM IS AMERICA'S OLDEST AND LARGEST FAMILY OF UNIT INVESTMENT TRUSTS, WITH OVER $160 BILLION SPONSORED OVER THE LAST 28 YEARS. DEFINED ASSET FUNDS HAS BEEN A LEADER IN UNIT INVESTMENT TRUST RESEARCH AND PRODUCT INNOVATION. OUR FAMILY OF FUNDS HELPS INVESTORS WORK TOWARD THEIR FINANCIAL GOALS WITH A FULL RANGE OF QUALITY INVESTMENTS, INCLUDING MUNICIPAL, CORPORATE AND GOVERNMENT BOND PORTFOLIOS, AS WELL AS DOMESTIC AND INTERNATIONAL BOND AND EQUITY PORTFOLIOS.


DEFINED ASSET FUNDS OFFER A NUMBER OF ADVANTAGES:

O A DISCIPLINED STRATEGY OF BUYING AND HOLDING WITH A LONG-TERM VIEW IS THE
  CORNERSTONE OF DEFINED ASSET FUNDS.

O FIXED PORTFOLIO: DEFINED FUNDS FOLLOW A BUY AND HOLD INVESTMENT STRATEGY;
  FUNDS ARE NOT MANAGED AND PORTFOLIO CHANGES ARE LIMITED.
O DEFINED PORTFOLIOS: WE CHOOSE THE STOCKS AND BONDS IN ADVANCE, SO YOU KNOW
  WHAT YOU'RE INVESTING IN.
O PROFESSIONAL RESEARCH: OUR DEDICATED RESEARCH TEAM SEEKS OUT STOCKS OR BONDS
  APPROPRIATE FOR A PARTICULAR FUND'S OBJECTIVES.
O ONGOING SUPERVISION: WE MONITOR EACH PORTFOLIO ON AN ONGOING BASIS.
NO MATTER WHAT YOUR INVESTMENT GOALS, RISK TOLERANCE OR TIME HORIZON, THERE'S PROBABLY A DEFINED ASSET FUND THAT SUITS YOUR INVESTMENT STYLE. YOUR FINANCIAL PROFESSIONAL CAN HELP YOU SELECT A DEFINED ASSET FUND THAT WORKS BEST FOR YOUR INVESTMENT PORTFOLIO.


CONTENTS
                                         PAGE
                                       -----
RISK/RETURN SUMMARY..................       3
WHAT YOU CAN EXPECT FROM YOUR
  INVESTMENT.........................       7
  INCOME.............................       7
  RECORDS AND REPORTS................       6
THE RISKS YOU FACE...................       7
  LITIGATION AND LEGISLATION RISKS...       7
SELLING OR EXCHANGING UNITS..........       7
  SPONSORS' SECONDARY MARKET.........       8
  SELLING UNITS TO THE TRUSTEE.......       7
  ROLLOVER/EXCHANGE OPTION...........       8
HOW THE FUND WORKS...................       9
  PRICING............................       9
  EVALUATIONS........................       9
  INCOME.............................      10
  EXPENSES...........................      10
  PORTFOLIO CHANGES..................      11
  PORTFOLIO TERMINATION..............      11
  NO CERTIFICATES....................      11
  TRUST INDENTURE....................      11
  LEGAL OPINION......................      12
  AUDITORS...........................      12
  SPONSORS...........................      12
  TRUSTEE............................      13
  UNDERWRITERS' AND SPONSORS'
    PROFITS..........................      13
  PUBLIC DISTRIBUTION................      13
  CODE OF ETHICS.....................      13
  YEAR 2000 ISSUES...................      13
  ADVERTISING AND SALES MATERIAL.....      14
TAXES................................      14
SUPPLEMENTAL INFORMATION.............      16
FINANCIAL STATEMENTS.................      17
  REPORT OF INDEPENDENT
    ACCOUNTANTS......................      17
  STATEMENT OF CONDITION.............      17

--------------------------------------------------------------------------------


RISK/RETURN SUMMARY



 1.    WHAT IS THE PORTFOLIO'S OBJECTIVE?
  O The Portfolio seeks total return through a combination of current dividend income and capital appreciation.
       You can participate in the Portfolio by
       purchasing units. Each unit represents
       an equal share of the stocks in the
       Portfolio and receives an equal share of income and principal distributions, if any.
 2.    WHAT IS THE PORTFOLIO'S INVESTMENT
       STRATEGY?
  O    We selected the 17 stocks in the
       Portfolio through the following
       screening process.



--          The strategy was to identify those
            industries that have recently
            underperformed the S&P 500 Index but
            that, in the opinion of the Sponsors
            and the Portfolio Consultant (Standard
            & Poor's), had begun to turn around.
--          First, we measured relative industry
            returns by comparing the last 12-month
            performance of each of the
            approximately 100 industries within the
            S&P 500 Index to the performance of the
            Index as a whole.
--          Next, we identified those industries
            that had broken above their nine-month
            average of relative annual returns.
--          We then selected the five most
            underperforming industries.
--          Finally, from each industry we chose up
            to four stocks. If there were more than
            four stocks in an industry, we chose
            the stocks with the highest S&P Common
            Stock Rankings or those whose issuers
            have the largest market capitalization.



  O    The Portfolio plans to hold the stocks
       in the Portfolio for about two years. At the end of two years, we will liquidate the Portfolio and apply the same
       Strategy to select a new portfolio, if
       available.
  o    Each Industry Turnaround Portfolio is
       designed to be part of a longer term
       strategy. We believe that more
       consistent results are likely if the
       Strategy is followed for at least three
       to five years but you are not required
       to stay with the Strategy or to roll
       over your investment. You can sell your
       units any time.

 3.    WHAT INDUSTRIES ARE REPRESENTED IN THE
       PORTFOLIO?
       Based upon the principal business of
       each issuer and current market values,
       the Portfolio represents the following
       industry groups.
                                APPROXIMATE
                                 PORTFOLIO
                                 PERCENTAGE



/ / Chemicals (Diversified)          21%
/ / Lodging-Hotels                   21
/ / Oil & Gas (Refining & Marketing) 21
/ / Beverages (Non-Alcoholic)        20
/ / Banks (Money Center)             17



 4.    WHAT ARE THE SIGNIFICANT RISKS?
       YOU CAN LOSE MONEY BY INVESTING IN THE
       PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
       REASONS, INCLUDING:
  o    Each industry may be out of favor with
       the market;
  o    The underperforming industries from
       which the stocks were selected may not
       turn around.
  o    Stock prices can be volatile.
  o    Dividend rates on the stocks or share
       prices may decline during the life of
       the Portfolio.
  o    The Portfolio may continue to purchase
       or hold the stocks originally selected
       even though their market value or yield
       may have changed or the Common Stock
       Rankings on the stocks may fall.
  o    The Portfolio does not reflect any
       investment recommendations of the
       Sponsors, and any one or more of the
       stocks in the Portfolio may, from time
       to time, be subject to sell
       recommendations from one or more of the
       Sponsors.

--------------------------------------------------------------------------------

                               Defined Portfolio
--------------------------------------------------------------------------------

Equity Investor Fund Select Series

Standard & Poor's Industry Turnaround Portfolio 1999 Series

Defined Asset Funds


                                                                             PRICE
                                                                           PER SHARE          COST
                                         TICKER          PERCENTAGE           TO          TO PORTFOLIO
NAME OF ISSUER                           SYMBOL       OF PORTFOLIO (1)     PORTFOLIO          (2)
-------------------------------------------------------------------------------------------------------
BANKS (MONEY CENTER)
1. Bank of America Corporation            BAC                      5.51%   $ 56.9375     $     19,358.75
2. Chase Manhattan Corporation            CMB                      3.07      76.9375           10,771.25
3. First Union Corporation                FTU                      5.46      37.6250           19,188.75
4. J.P. Morgan & Company, Inc.            JPM                      2.99     131.5000           10,520.00
BEVERAGES (NON-ALCOHOLIC)
1. Coca-Cola Company                       KO                      6.87      67.0625           24,142.50
2. Coca-Cola Enterprises                  CCE                      6.89      21.4375           24,224.38
3. Pepsico, Inc.                          PEP                      6.89      34.5625           24,193.75

CHEMICALS (DIVERSIFIED)
1. Engelhard Corporation                   EC                      5.19      16.8750           18,225.00
2. FMC Corporation*                       FMC                      5.26      47.3750           18,476.25
3. Monsanto Company                       MTC                      5.15      44.1250           18,091.25
4. PPG Industries, Inc.                   PPG                      5.21      57.2500           18,320.00

LODGING-HOTELS
1. Carnival Corporation                   CCL                      6.91      45.8125           24,280.63
2. Hilton Hotels Corporation              HLT                      6.93      11.1250           24,363.75
3. Marriott International (Class A)       MAR                      6.89      31.8750           24,225.00

OIL & GAS (REFINING & MARKETING)
1. Ashland, Inc.                          ASH                      6.91      33.2500           24,272.50
2. Sunoco, Inc.                           SUN                      6.87      24.8750           24,128.75
3. Tosco Corporation                      TOS                      7.00      26.7500           24,610.00
                                                      ----------------                   --------------
                                                                 100.00%                 $    351,392.51
                                                      ----------------                   --------------
                                                      ----------------                   --------------


----------------------------

(1) Based on Cost to Portfolio. For regulatory reasons, certain of the Portfolio stocks were underweighted.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on November 29, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

 *  This security currently does not pay a dividend.

                          ----------------------------

The securities were acquired on November 29, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

 5.    IS THIS PORTFOLIO APPROPRIATE FOR YOU?
       Yes, if you want current dividend income and capital appreciation. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in equity securities of different issuers in a variety of industries.
       The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment.
       It may not be appropriate for you if you are seeking preservation of capital or high current income.
 6.    WHAT ARE THE PORTFOLIO'S FEES AND
       EXPENSES?
       This table shows the costs and expenses
       you may pay, directly or indirectly,
       when you invest in the Portfolio.



       ESTIMATED ANNUAL
       OPERATING EXPENSES
                                               AS A % AMOUNT
                                                 OF    PER
                                                NET   1,000
                                               ASSETS UNITS
                                               ------
                                             --------
                                   .091%     $    0.90
       Trustee's Fee
                                   .071%     $    0.70
       Portfolio Supervision,
       Bookkeeping and
       Administrative Fees
       (including updating
       expenses)
                                   .056%     $    0.56
       Other Operating Expenses
                                  ------     --------
                                   .218%     $    2.16
       TOTAL



                                        AMOUNT
                                         PER
                                        1,000
                                        UNITS
                                        -----
       ORGANIZATION COSTS per 1,000
       units (deducted from
       Portfolio assets at the close
       of the initial offering
       period)



          INVESTOR FEES
                                                     4.50%
          Maximum Sales Fee (Load) on new
          purchases (as a percentage of $1,000
          invested)



          You will pay an up-front sales fee of
          approximately 1.00%. In addition, seven
          monthly deferred sales charges of $2.50 per 1,000 units ($17.50 annually) will be deducted monthly from the Portfolio's net asset value, each year of the Portfolio's two year life
          (June 1, 2000 through December 1, 2000 and
          January 1, 2001 through July 1, 2001).


        The maximum sales fees are as follows:


                                YOUR
                              MAXIMUM
                             SALES FEE
         IF YOU INVEST:       WILL BE:
     ----------------------- ----------
     Less than $50,000              4.50%
     $ 50,000 to $99,999            4.25%
     $100,000 to $249,999           3.75%
     $250,000 to $999,999           3.50%
     $1,000,000 or more             2.75%



       EXAMPLE
       This example may help you compare the
       cost of investing in the Portfolio to
       the cost of investing in other funds.
       The example assumes that you invest
       $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same.
       Although your actual costs may be higher or lower, based on these assumptions your costs would be:



     1 Year  3 Years  5 Years  10 Years
      $328    $775    $1,248    $2,536



 7.    HOW HAVE S&P INDUSTRIAL PORTFOLIOS
       PERFORMED IN THE PAST?
       The following table shows the actual
       total pre-tax returns to investors of
       prior Portfolios. The returns assume
       that investors reinvested all dividends
       and paid the maximum sales fees. A
       portfolio may underperform for a variety of reasons. For example, portfolio stocks may have been chosen for specific characteristics that are at odds with the characteristics of the stocks driving the market at a given time. For example, we may have chosen value stocks at a time when growth stocks are performing well. Of course, past performance is no guarantee of future results.

                           CUMULATIVE
                           PERFORMANCE
                        THROUGH 9/30/99
                      ------------------
                           STARTING    TOTAL
                  SERIES     DATE     RETURN
                 --------   -------   -------
                     1     11/21/97     7.26%
                     2      4/3/98    -24.41
                     3      9/16/98     1.06

 8. HOW WOULD THE STRATEGY HAVE PERFORMED HISTORICALLY?

The following table compares constructed performance of the Strategy Stocks (but not of any actual Portfolio) selected by applying the screening process at the beginning of each two-year period as descraibed above with actual performance of the S&P 500 Index. Portfolio performance may vary from that of the indexes shown below for a variety of reasons. For example, the Portfolio has invested in a limited subset of index stocks, and therefore its performance may not keep pace with index performance to the extent the index is driven by stocks not held in the Portfolio. In addition, the Portfolio stocks may have been chosen for specific characteristics that are at odds with the characteristics of the stocks driving the market at a given time. For example, we may have chosen value stocks at a time when growth stocks are performing well. This constructed performance is no assurance of future results of either the Strategy or any Portfolio.
                         COMPARISON OF TOTAL RETURNS(1)
        (STRATEGY FIGURES REFLECT DEDUCTION OF SALES FEES AND EXPENSES)


TWO-YEAR
PERIODS        STRATEGY (2)            S&P 500 INDEX
-------        -------------         ------------------
1973-74                -23.74%                    -36.01%
1974-75                 27.30                      -0.08
1975-76                150.45                      68.00
1976-77                 31.95                      15.10
1977-78                -15.07                      -1.50
1978-79                 54.00                      24.77
1979-80                 56.20                      53.53
1980-81                 55.16                      25.37
1981-82                 21.03                      13.53
1982-83                 45.38                      45.97
1983-84                -12.32                      29.30
1984-85                 14.08                      37.45
1985-86                 50.39                      54.47
1986-87                 21.60                      25.02
1987-88                 25.41                      22.32
1988-89                 58.02                      51.44
1989-90                  0.26                      27.23
1990-91                 26.82                      24.89
1991-92                 74.01                      39.38
1992-93                 38.82                      17.81
1993-94                 -4.31                      11.31
1994-95                 55.32                      37.82
1995-96                 79.98                      67.52
1996-97                 53.55                      62.49
1997-98                 41.17                      70.23


----------------------------

(1) To compute Total Returns, we add changes in market value and dividends that would have been received during the year, and divide the sum by the opening market value for the year. Total Returns do not take into consideration any reinvestment of dividend income. Return from a Portfolio will differ from constructed Strategy returns for several reasons including the following:

    o each Portfolio bears brokerage commissions in buying and selling stocks; Strategy returns do not reflect any commissions;

    o Strategy returns are for calendar years, while Portfolios begin and end on various dates;

    o units are bought and sold based on the closing stock prices on the exchange, while Portfolios may buy and sell stocks at prices during the trading day;

    o Portfolios may not be fully invested at all times; and

    o stocks in a Portfolio may not be weighted equally at all times.

  9.      IS THE PORTFOLIO MANAGED?
          Unlike a mutual fund, the Portfolio is not
          managed and stocks are not sold because of
          market changes. The Sponsors monitor the
          portfolio and may instruct the Trustee to sell
          securities under certain limited
          circumstances. However, given the investment
          philosophy of the Portfolio, the Sponsors are
          not likely to do so.
 10.      HOW DO I BUY UNITS?
          The minimum investment is $250.
          You can buy units from any of the Sponsors.
          The Sponsors are listed later in this
          prospectus. Some banks may offer units for
          sale through special arrangements with the
          Sponsors, although certain legal restrictions
          may apply. Employees of certain Sponsors and
          Sponsor affiliates and non-employee directors
          of certain of the Sponsors may purchase Units
          at a reduced sales charge.
          UNIT PRICE PER 1,000 UNITS          $999.92
          (as of November 29, 1999)
          Unit price is based on the net asset value of the Portfolio plus the up-front sales fee.
          Unit price also includes the estimated
          organization costs shown above to which no sales fee has been applied.
          The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.
 11.      HOW DO I SELL UNITS?
          You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.
 12.      HOW ARE DISTRIBUTIONS MADE AND TAXED?
          The Fund pays distributions of any dividend income, net of expenses, on the 25th of March and September, if you own units on the 10th of those months. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of whether you reinvest your dividends in the Portfolio. A portion of the dividend payments may be used to pay expenses of the Portfolio.
          Foreign investors' shares of dividends will generally be subject to withholding taxes.
 13.      WHAT OTHER SERVICES ARE AVAILABLE?
          REINVESTMENT
          You may choose to reinvest your distributions into additional units of the Portfolio. You will pay only the deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your distributions in cash.
          EXCHANGE PRIVILEGES
          You may exchange units of this Portfolio for units of certain other Defined Asset Funds.
          You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

The Portfolio will pay to you any income it has received four times during its life. Reasons your income may vary are:

  o changes in the Portfolio because of additional securities purchases or sales;

  o a change in the Portfolio's expenses; and

  o the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:

o a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;

o a final report on Portfolio activity; and

o annual tax information. This will also be sent to the IRS. You must report the amount of income received during the year. Please contact your tax advisor in this regard.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

LITIGATION AND LEGISLATION RISKS

Future tax legislation could affect the value of the Portfolio by:

  o reducing the dividends-received deduction or

  o increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

  o adding the value of the Portfolio Securities, cash and any other Portfolio assets;

  o subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and

  o dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution 'in kind.' If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:

  o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

  o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and

  o for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Industry Turnaround Portfolio if one is available.

If you hold your Units with one of the Sponsors and notify your financial adviser by December 3, 2001, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Industry Turnaround Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so choose, an in-kind distribution) after the Portfolio terminates.

The Portfolio will terminate by January 4, 2002. You may, by written notice to the

Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.

If you continue to hold your Units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this fund from certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:

  o cost of initial preparation of legal documents;

  o federal and state registration fees;

  o initial fees and expenses of the Trustee;

  o initial audit; and

  o legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a monthly charge of $2.50 per 1,000 units and is accrued in seven monthly installments each year of the Portfolio's life. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution; however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. If you redeem or sell your units before January 1, 2001, you will pay only the balance of any deferred sales fee remaining for the first year. If you redeem or sell your units on or after January 1, 2001 you will pay the remaining balance of the deferred sales fee for the second year. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME

o The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.

o Each unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from the accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

  o for extraordinary services and costs of indemnifying the Trustee and the Sponsors;

  o costs of actions taken to protect the Portfolio and other legal fees and expenses;

  o expenses for keeping the Portfolio's registration statement current; and

  o Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70 cents per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

S&P receives a minimal annual fee from the Portfolio to cover its license to the agent for the Sponsors of the use of the trademarks and trade names 'Standard & Poor's', 'S&P' and other trademarks and trade names and the use of the S&P Common Stock Rankings.

The Trustee's and Sponsors'fees may be adjusted for inflation without investors' approval.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the portfolio.

We decide whether to offer units for sale that we acquire in the secondary market after reviewing:

  o diversity of the Portfolio;

  o size of the Portfolio relative to its original size;

  o ratio of Portfolio expenses to income; and

  o cost of maintaining a current prospectus.

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions). The Sponsors must certify to the Portfolio's Trustee that the transaction meets the Portfolio's investment objectives. The Trustee will review procedures designed to assure compliance with these requirements.

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE

The Portfolio is a 'unit investment trust' governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:

  o to cure ambiguities;

  o to correct or supplement any defective or inconsistent provision;

  o to make any amendment required by any governmental agency; or

  o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:

  o it fails to perform its duties;

  o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or

  o the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

  o remove it and appoint a replacement Sponsor;

  o liquidate the Portfolio; or

  o continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051

SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013

DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Chase Manhattan Bank, P.O. Box 5187, Bowling Green Station, New York, New York 10274-5187, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Any cash made available by you to the Sponsors before the settlement date for units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

During the initial offering period, the Sponsor may realize profits or sustain losses on units they hold due to fluctuations in the price per unit. The Sponsors experienced a loss of $346.80 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year. On Units held in the second year, the dealer will be entitled to an additional concession of $11 per 1,000 Units ($5 per 1,000 Units for purchases of $1 million or more).

                      AMOUNT PURCHASED
                      ----------------
Less than $50,000            2.00%
$50,000 to $99,999           1.80%
$100,000 to $249,999         1.45%
$250,000 to $999,999         1.25%
$1,000,000 and over          0.50%

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Portfolio. The Year 2000 Problem may adversely affect any of the issuers of the securities contained in the Portfolio, but we cannot predict whether any impact will be material to the Portfolio as a whole.

ADVERTISING AND SALES LITERATURE

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio, the research analysis of why they were selected, and a chronology of developments in the telecommunications industry.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer in securities, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio.

You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

GAIN OR LOSS UPON DISPOSITION

You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange, your units for units of another Defined Asset Fund or when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize gain or loss on an 'in-kind' distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

If you elect to roll over your investment in the Portfolio, you will recognize gain or loss only with respect to your share of those Securities that are not rolled over into the new Portfolio. You will not recognize gain or loss with respect to your share of those Securities that are rolled over and your basis in those Securities will remain the same as before the rollover.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment which produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS IN THE SECURITIES

Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee. Your aggaregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the Securities that were rolled over from that portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities from the previous portfolio which were not rolled over. You should not increase your basis in the previous your units by deferred sales charges or organizational expenses. Your basis for Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted.

EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses, but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount (currently, $126,600 or $63,300 for a married person filing separately).

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on distributions. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ('IRAs') or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Equity Investor Fund, Select Series Standard & Poor's Industry Turnaround Portfolio 1999 Series, Defined Asset Funds (the 'Portfolio'):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of November 30, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of November 30, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
November 30, 1999

                 STATEMENT OF CONDITION AS OF NOVEMBER 30, 1999

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$         351,392.51
                                                         --------------------
        Total............................................$         351,392.51
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsors for organization
      expenses(2)........................................$           1,008.03
                                                         --------------------
    Subtotal                                                         1,008.03
                                                         --------------------
Interest of Holders of 354,941 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$         354,912.60
  Gross underwriting commissions and organization
    expenses(5)(2).......................................           (4,528.12)
                                                         --------------------
    Subtotal                                                       350,384.48
                                                         --------------------
        Total............................................$         351,392.51
                                                         --------------------
                                                         --------------------


------------

        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on November 29, 1999. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $351,739.31 and deposited with the Trustee. The amount of the letter of credit includes $351,392.51 for the purchase of securities.

        (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.84 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied. If the actual organization costs exceed the estimated amount shown above, the Sponsors will pay for this excess amount.

        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.92 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.

        (4) Aggregate Unit Price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on November 29, 1999.

        (5) Assumes the maximum initial sales fee per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $2.50 per 1,000 Units is payable on June 1, 2000 and thereafter on the 1st day of each month through December 1, 2000; and monthly January 1, 2001 through July 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

                              Def ined
                              Asset FundsSM



HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         SELECT SERIES STANDARD & POOR'S
recent free Information                  INDUSTSRY TURNAROUND PORTFOLIO
Supplement that gives more               1999 SERIES
details about the Fund,                  (A Unit Investment Trust)
by calling:                              ---------------------------------------
The Chase Manhattan Bank                 This Prospectus does not contain
1-800-323-1508                           complete information about the
                                         investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.
                                         333-89055) and
                                         o Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.


                                                     100455RR--11/99

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


Merrill Lynch, Pierce, Fenner & Smith Incorporated                 8-7221
Salomon Smith Barney Inc. ..................................       8-8177
PaineWebber Incorporated....................................      8-16267
Dean Witter Reynolds Inc. ..................................      8-14172


                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:



Merrill Lynch, Pierce, Fenner & Smith Incorporated               13-5674085
Salomon Smith Barney Inc. ..................................     13-1912900
PaineWebber Incorporated....................................     13-2638166
Dean Witter Reynolds Inc. ..................................     94-0899825
The Chase Manhattan Bank, Trustee...........................     13-4994650



                                  UNDERTAKING
The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                         SERIES OF EQUITY INCOME FUND,
                   EQUITY INVESTOR FUND, MUNICIPAL INVESTMENT
          TRUST FUND AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933



                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Investor Fund, Select S&P Industrial Portfolio--1998
Series H....................................................          333-64577
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Investor Fund, Focus Series Financial Portfolio......          333-32179
Equity Investor Fund, Standard & Poor's Industry Turnaround
Portfolio...................................................          333-39121
Equity Investor Fund, Select Ten Portfolio 1997 Series A....          333-15193
Equity Investor Fund, Select Growth Portfolio...............           33-51985
Municipal Investment Trust Fund, Multistate Series 325......          333-50907
Defined Asset Funds Municipal Insured Series................           33-54565



                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The following exhibits:


1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A, 1933 Act File No. 333-05683.
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio, 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 333-00593).

                                   SIGNATURES

    The registrant hereby identifies the series numbers of Equity Income Fund, Equity Investor Fund, Municipal Investment Trust Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 30TH DAY OF NOVEMBER, 1999.


                SIGNATURES APPEAR ON PAGE R-3, R-4, R-5 AND R-6.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR



By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593




     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     By J. DAVID MEGLEN
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR



By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:        have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              333-63417 and
                                                              333-63033


     MICHAEL A. CARPENTER
     DERYCK C. MAUGHAN


     By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR



By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279



     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR



By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039 and 333-47553




     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     THOMAS C. SCHNEIDER
     By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)